UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

 This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

On March 2, 2005, Deutsche Telekom AG announced selected results of its mobile operations in North America, which was contained in a press release, a copy of which is filed as Exhibit 99.1 and incorporated herein.

Exhibit Index

99.1

Press Release dated March 3, 2005 relating to selected results of Deutsche Telekom AG mobile operations in North America.

T Mobile USA

Press Release

Bellevue, March 2, 2006

T-MOBILE USA REPORTS RECORD FOURTH QUARTER AND FULL YEAR

2005 RESULTS

• 1.4 million net new customers added in Q4 2005

• 4.4 million net new customers in 2005, compared to 4.2 million in 2004

• $1.1 billion in Operating Income Before Depreciation and Amortization (OIBDA) in Q4 2005

• $4.2 billion in OIBDA in 2005, up 67% from 2004

• 32% OIBDA margin achieved in 2005

• Nearly 3,500 new cell sites added in 2005 to enhance existing coverage

• Geographic coverage increased over 50% primarily through expansion of roaming coverage

In the fourth quarter of 2005, T-Mobile USA added 1.39 million net new customers, up from 1.06 million net customers added in the third quarter of 2005 and 1.02 million net added in the fourth quarter of 2004. Postpay customers made up 66% of the fourth quarter customer growth and comprised 85% of T-Mobile USA’s total customer base at the end of the year.

“A record breaking fourth quarter perfectly capped off another highly successful year for T-Mobile USA,” said T-Mobile USA President and CEO Robert Dotson. “During the year we smashed the key 20 million customer milestone, adding an all time high 4.4 million net new customers in 2005. We achieved this strong customer growth while maintaining our disciplined approach to delivering solid operating margins. 2005 also marked the second year in a row we captured top Overall Customer Satisfaction rankings from J.D. Power and Associates. So

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

however you look at it, 2005 was an outstanding year as record numbers of high quality new customers joined our ranks.”

René Obermann, CEO of T-Mobile International and member of the Board of Management of Deutsche Telekom (NYSE: DT), stated, “T-Mobile USA once again delivered outstanding results and continues to be a top driver of growth for the mobile segment and Deutsche Telekom as a whole. We look forward to further leveraging the global scale and skills of T-Mobile and Deutsche Telekom across both sides of the Atlantic.”

T-Mobile USA reported OIBDA of $1.11 billion in the fourth quarter of 2005 compared to $1.17 billion in the third quarter of 2005 and $515 million in the fourth quarter of 2004. T-Mobile USA’s net income for the fourth quarter of 2005 was $2.99 billion, up from $458 million in the third quarter of 2005 and a net loss of $329 million in the fourth quarter of 2004. Net income in 2005 included a $2.6 billion non-cash income tax benefit related to net operating loss carry forwards (“NOLs”). These NOLs represent an asset to the Company to the extent they can be utilized to reduce cash income tax payments expected in the future. In accordance with accounting guidelines requiring evidence supporting the Company’s ability to utilize the NOLs, the Company had not previously recognized the NOL-related assets by maintaining a valuation allowance against them. In the fourth quarter of 2005 T-Mobile USA determined that its financial performance trends supported a $2.6 billion reduction in the valuation allowance against its deferred tax assets.

T-Mobile USA service revenues, which consist of postpay, prepaid, roaming and other service revenues, were $3.26 billion in the fourth quarter of 2005, up from $3.15 billion in the third quarter of 2005 and $2.75 billion in the fourth quarter of 2004. Other revenues were $213 million in the fourth quarter of 2005, down from $235 million in the third quarter of 2005 and up from $40 million in the fourth quarter of 2004. Other revenues include Wi-Fi revenues, co-location rental income, and revenues from the usage of our network in California, Nevada, and New York by customers of Cingular Wireless LLC (“Cingular”)(see note 1 to the Selected Data below). The sequential decrease in other revenues in the fourth quarter of 2005 reflects the continued migration of Cingular customers to Cingular’s own network. Total revenues, including service, equipment, and other revenues were $3.95 billion in the fourth quarter of 2005, up from $3.24 billion in the fourth quarter of 2004.

Average Revenue Per User (“ARPU, “as defined in note 1 to the Selected Data, below) was $52 in the fourth quarter of 2005, down from $53 in the third quarter of 2005 and $55 in the fourth quarter of 2004. The year on year decrease in ARPU was primarily caused by a decrease in prepaid ARPU and the increased percentage of prepaid customers in the customer base in 2005, along with a decline in postpay ARPU. Data services revenue from postpay and prepaid customers continued to grow, reaching a total of $279 million in the fourth quarter of 2005. Data revenues now represent 9.6% of postpay ARPU, or $5.21 per postpay customer, compared to 8.8% in the third quarter of 2005 and 6.6% in the fourth quarter of 2004. Central to the growth in data services revenue was a net increase in postpay converged device users of over 123,000 during the fourth quarter of 2005. In total, T-Mobile USA had 1.1 million converged device users at the end of 2005. Converged devices include both BlackBerry and T-Mobile Sidekick devices.

Postpay churn was 2.3% in the fourth quarter of 2005, down from 2.4% in the third quarter of 2005 and 2.6% in fourth quarter 2004. Prepaid churn was 6.6% in the fourth quarter of 2005, which was the same in the third quarter of 2005 and fourth quarter 2004. Blended churn, including both postpay and prepaid customers, was 2.9% in the fourth quarter of 2005, the same as in the third quarter of 2005, and down from 3.1% in the fourth quarter of 2004.

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as defined in the note 4 to the Selected Data, below) was $264 in the fourth quarter of 2005, down from $271 in the third quarter of 2005 and $345 in the fourth quarter of 2004. The decrease in CPGA from the fourth quarter of 2004 is primarily due to changes in the postpay and prepaid sales mix and changes in the competitive environment.

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as defined in note 3 to the Selected Data, below), was $24.32 per customer per month in the fourth quarter of 2005, down from $24.65 in the third quarter of 2005 and $27.66 in the fourth quarter of 2004 (which included a cumulative noncash lease charge — see footnotes). CCPU in the fourth quarter of 2005 was slightly less than the fourth quarter of 2004, excluding the impact of the cumulative lease accounting charge, due to increased economies of scale associated with the larger customer base.

Capital expenditures were $807 million in the fourth quarter of 2005, compared with $585 million in the third quarter of 2005 and $422 million in the fourth quarter of 2004. (Capital expenditures in the fourth quarter of 2004 excluded $124 million of expenditures related to the network joint venture with Cingular, which was terminated at the beginning of 2005.) T-Mobile USA added more than 1,000 new cell sites in the fourth quarter of 2005, bringing the total number of cell sites to nearly 33,000. During 2005 T-Mobile USA added almost 3,500 new cell sites, reflecting the continued commitment to network coverage and quality. In 2005 T-Mobile USA also expanded its geographic coverage footprint by over 50% primarily through expanded roaming coverage with new and existing domestic roaming partners.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA, Inc. (“T-Mobile USA”) is the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT). In order to provide comparability with the results of other U.S. wireless carriers all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

SELECTED DATA FOR T-MOBILE USA

(`000)	YE 05	Q4 05	Q3 05	Q2 05	Q1 05	YE 04	Q4 04
Covered population	233,000	233,000	232,000	232,000	229,000	229,000	229,000
Customers, end of period	21,690	21,690	20,302	19,243	18,271	17,314	17,314
Thereof postpay customers	18,424	18,424	17,512	16,796	16,115	15,340	15,340
Thereof prepaid customers	3,266	3,266	2,790	2,447	2,156	1,974	1,974
Net customer additions	4,376	1,388	1,059	972	957	4,186	1,019

Minutes of use/postpay customer/month	963	985	985	960	921	877	907
Postpay churn	2.3%	2.3%	2.4%	2.3%	2.3%	2.6%	2.6%
Prepaid churn	6.6%	6.6%	6.6%	6.4%	6.4%	6.3%	6.6%
Blended churn	2.9%	2.9%	2.9%	2.8%	2.8%	3.0%	3.1%

($ / month)
ARPU (blended) (1)	53	52	53	54	54	55	55
ARPU (postpay)	55	54	55	55	54	56	56
ARPU (prepaid)	25	24	24	27	28	28	29
Cost of serving
(CCPU) (3)	25	24	25	26	26	25	28
Cost per gross add
(CPGA) (4)	297	264	271	310	357	323	345

($ million)
Total revenues	14,806	3,953	3,802	3,614	3,437	11,679	3,238
Service revenues (1)	12,308	3,261	3,153	3,040	2,854	10,032	2,748
OIBDA (2), (5)	4,185	1,112	1,166	1,081	826	2,512	515
OIBDA margin (8)	32%	32%	34%	33%	27%	25%	19%
Capital expenditures (6)	5,045	807	585	815	2,838	2,138	422

Cell sites on-air (7)	32,861	32,861	31,840	30,876	29,869	29,401	29,401

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

(1)                                  Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period. We believe ARPU provides management and investors with useful information to evaluate the recurring revenues generated from our customer base.

Service revenues include postpay, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Revenues from our Wi-Fi business, co-

location rental income, and revenues for network usage by Cingular customers who have not yet transitioned from the former joint venture networks in California, Nevada, and New York, are therefore not included in ARPU. The joint venture was terminated at the beginning of 2005.

(2)                                  As a result of financial statement restatements by numerous U.S. public companies and publication of a letter by the Chief Accountant of the SEC to the American Institute of Certified Public Accountants on February 7, 2005, clarifying the interpretation of existing US GAAP accounting literature applicable to certain operating leases and leasehold improvements, T-Mobile USA changed its accounting for operating leases and recorded a cumulative adjustment representing a net charge to net income of $143 million in the fourth quarter of 2004, of which $71 million related to the years 2001 through 2003. The net cumulative adjustment was comprised of a $200 million increase in rent expense based primarily on rent escalation clauses related to future renewal periods of cell site leases; an increase of $33 million in the equity loss from the network sharing venture with Cingular also related to cell site leases; a reduction of $53 million in depreciation expense to adjust the depreciable life of leasehold improvements; and a reduction of $36 million in the loss provision related to dissolution of the network sharing joint venture with Cingular. Financial results for 2004 and prior periods have not been restated.

The following table provides the impact of the cumulative adjustment as it relates to the quarterly results in 2004 as if restated.

($ million)	Total 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004

OIBDA (5)	(93.4)	(24.2)	(23.9)	(23.2)	(22.1)

OIBDA margin (8)	(0.9)%	(0.9)%	(0.9)%	(0.9)%	(1.0)%
Depreciation	(2.0)	(.5)	(.5)	(.5)	(.5)
Equity (loss)	(13.6)	(3.5)	(3.4)	(3.4)	(3.3)
Other income/(expense)	36.4	36.4	—	—	—
Net income/(loss)	(72.6)	8.2	(27.8)	(27.1)	(25.9)
($ / month)
CCPU (3)	1	1	1	1	1

(3)                                  The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss on equipment (handsets and accessories) sales unrelated to customer acquisition. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our business.

(4)                                  Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss on equipment (handsets and accessories) sales related to customer acquisition for the specified period, divided by gross customers added during the period. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our business.

(5)                                  OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

(6)                                  2004 amounts exclude our investment to fund capital expenditures in the network sharing joint venture with Cingular Wireless LLC (“Cingular”). 2005 amounts include capital expenditures in the coverage areas previously served by the venture.

(7)                                  2004 amounts include sites in New York, California and Nevada previously owned and operated by our network sharing joint venture.

(8)                                  OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 5 above) divided by total revenues less equipment sales.

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	Dec. 31,	Dec. 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$57	$182
Accounts receivable, net of allowance for doubtful accounts of $151 and $158, respectively	2,116	1,657
Accounts receivable from affiliates	188	—
Inventory	409	444
Current portion of net deferred tax assets	275	—
Other current assets	437	2,818
	3,482	5,101
Property and equipment, net of accumulated depreciation of $5,134 and $3,247, respectively	10,805	6,718
Goodwill	10,701	10,704
Spectrum licenses	11,510	11,087
Other intangible assets, net of accumulated amortization of $282 and $791, respectively	241	35
Investments in and advances to unconsolidated affiliates	5	1,203
Other assets and investments	248	212
	36,992	$35,060

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$941	$615
Accrued liabilities	1,134	1,002
Loss provision on network transaction	—	792
Deferred revenue	373	335
Current portion of capital lease	1	1
Construction accounts payable	724	438
Current portion of long-term notes payable to affiliates	—	2,505
Total current liabilities	3,173	5,688

Long-term payables to affiliates	6,457	5,127
Deferred tax liabilities	906	3,096
Other long-term liabilities	1,697	395
Total long-term liabilities other than preferred stock	9,060	8,618

Voting preferred stock	5,000	5,000
Total long-term liabilities	14,060	$13,618

Minority interest in equity of consolidated subsidiaries	65	18

Commitments and contingencies

Shareholder’s equity:
Common stock	39,452	39,433
Deferred stock-based compensation	—	(3)
Accumulated deficit	(19,758)	(23,694)
Total shareholder’s equity	19,694	15,736
	$36,992	$35,060

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter	Quarter	Year	Year
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2005	2004	2005	2004
Revenues:
Postpay	$2,920	$2,484	$11,044	$9,051
Prepaid	213	158	741	573
Roaming and other services	128	105	523	408
Equipment sales	479	452	1,529	1,519
Other	213	40	969	129
Total revenues	3,953	3,239	14,806	11,680
Operating expenses:
Network	749	757	2,883	2,297
Cost of equipment sales	738	719	2,622	2,313
General and administrative	598	511	2,324	1,883
Customer acquisition	756	737	2,792	2,675
Depreciation and amortization	567	265	2,229	1,273
Total operating expenses	3,408	2,989	12,850	10,441
Operating income	545	250	1,956	1,239
Other income (expense):
Interest expense	(97)	(135)	(453)	(566)
Equity in net losses of unconsolidated affiliates	1	(83)	2	(202)
Interest income and other, net	21	(784)	27	(793)
Total other income (expense)	(75)	(1,002)	(424)	(1,561)
Income (loss) before income taxes	470	(752)	1,532	(322)
Income tax benefit	2,518	423	2,404	329
Net income (loss)	$2,988	$(329)	$3,936	$7

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Year Ended	Year Ended
	Dec. 31, 2005	Dec. 31, 2004
Operating activities:
Net income	$3,936	$7
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,229	1,273
Income tax benefit	(2,404)	(329)
Amortization of debt discount and premium, net	(43)	(30)
Equity in net (income) losses of unconsolidated affiliates	(2)	202
Stock-based compensation	2	12
Allowance for bad debts	(7)	7
Deferred rent	86	200
Loss provision on network transaction	32	792
Other, net	(51)	(6)
Changes in operating assets and liabilities:
Accounts receivable	(640)	(395)
Inventory	35	(153)
Other current assets	2,512	(2,357)
Accounts payable	106	20
Accrued liabilities	107	139
Net cash provided by (used in) operating activities	5,898	(618)
Investing activities:
Purchases of property and equipment	(2,338)	(2,139)
Joint venture and network transaction with Cingular	(2,282)	—
Acquisitions spectrum licenses and wireless properties	(425)	(2)
Proceeds on disposal of assets	22	—
Investments in and advances to unconsolidated affiliates, net	—	(648)
Net cash used in investing activities	(5,023)	(2,789)
Financing activities:
Long-term debt repayments	—	(15)
Long-term debt repayments to affiliates	(1,205)	(1,514)
Long-term debt borrowings from affiliates	100	900
Equity Increase	—	4,000
Change in minority interest	62	—
Book overdraft	43	70
Net cash (used in) provided by financing activities	(1,000)	3,441

Change in cash and cash equivalents	(125)	34
Cash and cash equivalents, beginning of period	182	148
Cash and cash equivalents, end of period	$57	$182

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows (refer to footnote 2 of the Selected Data Table for the quarterly impacts of the cumulative operating lease adjustment):

	YE	Q4	Q3	Q2	Q1	YE	Q4
	2005	2005	2005	2005	2005	2004	2004

OIBDA	$4,185	$1,112	$1,166	$1,081	$826	$2,512	$515
Depreciation and amortization	(2,229)	(567)	(558)	(585)	(519)	(1,273)	(265)
Operating income	$1,956	$545	$608	$496	$307	$1,239	$250

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	YE	Q4	Q3	Q2	Q1	YE	Q4
	2005	2005	2005	2005	2005	2004	2004
Customer acquisition costs	$2,792	$756	$657	$668	$711	$2,675	$737
Plus: Subsidy loss
Equipment sales	(1,529)	(479)	(414)	(305)	(331)	(1,519)	(452)
Cost of equipment sales	2,622	738	648	575	661	2,313	719
Total subsidy loss	1,093	259	234	270	330	794	267
Less: Subsidy loss unrelated to customer acquisition	(629)	(171)	(133)	(153)	(172)	(350)	(122)
Subsidy loss related to customer acquisition	464	88	101	117	158	444	145
Cost of acquiring customers	$3,256	$844	$758	$785	$869	$3,119	$882
CPGA ($ / new customer added)	$297	$264	$271	$310	$357	$323	$345

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations (refer to footnote 2 of the Selected Data Table for the quarterly impacts of the cumulative operating lease adjustment):

	YE	Q4	Q3	Q2	Q1	YE	Q4
	2005	2005	2005	2005	2005	2004	2004

Network costs	$2,883	$749	$735	$718	$681	$2,297	$757
General and administrative	2,324	598	596	572	558	1,883	511
Total network and general and administrative costs	5,207	1,347	1,331	1,290	1,239	4,180	1,268
Plus: Subsidy loss unrelated to customer acquisition	629	171	133	153	172	350	122
Total cost of serving customers	$5,836	$1,518	$1,464	$1,443	$1,411	$4,530	$1,390
CCPU ($ / customer per month)	$25	$24	$25	$26	$26	$25	$28

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).

T-Mobile USA’s GSM/GPRS 1900 voice and data network in the United States reaches over 268 million people, including roaming and other agreements. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the United States, available in more than 7,400 public access locations including Starbucks coffeehouses, Kinko’s copy shops, Borders Books and Music, Hyatt and Accor hotels, selected airports’ American Airlines Admirals Clubs, United Red Carpet Clubs, US Airways Clubs and Delta Air Lines Clubs. T-Mobile USA is committed to providing the best value in wireless service through its GET MORE promise to provide customers with more minutes, more features and more service. For more information, visit the company website at www.t-mobile.com.

About T-Mobile International:

T-Mobile International, one of Deutsche Telekom AG’s three main strategic business units, is one of the world’s leading international mobile communications providers. Deutsche Telekom’s majority-held mobile companies today serve 87 million mobile customers in Europe and the U.S. For more information about T-Mobile International, please visit http://www.t-mobile.net/. For further information on Deutsche Telekom, please visit http://www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:

Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.1700	+49 228.181.88880

Andreas Leigers	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951 or +1 212.424.2926
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
	Title:	Senior Executive Vice President
Chief Accounting Officer

Date: March 2, 2006